September 25, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-50795

Dear Mr. Rosenberg:

This letter regards the Commission’s October 25, 2011 comment letter (the “Comment Letter”), with respect to the Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”), of Affirmative Insurance Holdings, Inc. (“Affirmative”). Affirmative has provided the Commission Staff (“Staff”) with several letters in response to the Staff’s comments, to which the Staff has responded both verbally and in writing.

On September 11, 2012, we had a conference call with the SEC Staff to get clarification of the status of any open SEC comments. This letter outlines our understanding of the remaining open comment along with our response.

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The Company’s market capitalization should be reviewed and considered as a data point in determining the fair value of the Company for purposes of performing the goodwill impairment analysis. The market capitalization does not necessarily need to be an input to determining fair value, but should be considered in evaluating the reasonableness of the fair value estimate. Provide additional analysis to reconcile the Company’s market capitalization to management’s estimate of the fair value, including both quantitative and qualitative factors for each of the periods previously discussed.

Response

When comparing market capitalization to the book value of the Company at December 31, 2010 and September 30, 2011, a control premium of 126% and 204%, respectively, would have been needed in order to pass step one of the goodwill impairment assessment. For those periods, we used a discounted cash flow model to estimate fair value. The fair value derived from the discounted cash flow models resulted in an implied control premium of 291% and 477%, respectively.

In an attempt to estimate a reasonable control premium, there have been a lack of market transactions similar to our control structure to make a meaningful comparative analysis to our

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 25, 2012

situation. However, as previously communicated, we noted two insurance company transactions that were recently completed with control premiums in the range of 70% to 100%. They are similar enough to our business to establish that a reasonable control premium would be at least 100%. We believe that the control premium in our situation can be higher due to our unique situation. Those factors include, but are not limited to, the following that have all been presented in prior response letters:

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Our company is controlled by a single shareholder, and approximately two-thirds of our outstanding common shares are held by three shareholders. Even though we are a public company, we are essentially closely held. Minority shareholders are at a disadvantage compared to more widely-held public companies in terms of their ability to influence decisions that may affect the value of the Company and their ownership interests. As a result, the market price of our company’s stock is not driven by pure market forces as it would be with a more widely-held public company. We believe investors are naturally going to place a higher minority discount on the market price of the Company’s stock.

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Our stock lacks liquidity as evidenced by extremely low trading volume. For the time period January 1, 2010 through February 29, 2012, the average daily volume of trades in our stock was just 0.05% of shares outstanding. The highest day of trading during this twenty-six month period was when 192,300 shares, or 1.25% of shares outstanding, traded in 2011. During this twenty-six month period, there were a total of 75 days that our shares did not trade at all.

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Our stock lacks liquidity as evidenced by a high bid-ask spread. Highly liquid assets have a spread of a few basis points at most. Using the bid-ask prices at the market close over the twenty-six month period, our average bid-ask spread for the years ended December 31, 2010 and 2011 and the two-month period ended February 29, 2012 were 2.50%, 5.50% and 10.02%, respectively. In comparison, Infinity Property and Casualty Corp. (IPCC), a peer company of ours, had average bid-ask spreads at the market close for the years ended December 31, 2010 and 2011 and the two-month period ended February 29, 2012 of 0.17%, 0.16% and 0.18%, respectively. We believe that our common stock’s bid-ask spreads are very large for a publicly-traded company, which are indicative of a market that is less liquid and harder to trade.

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We have been told anecdotal stories by investors that it is extremely difficult to trade our stock in any significant size due to the lack of liquidity for the stock. In a market that is not very liquid, significant sales of assets can cause the market price to fall, which may limit or even undo the benefits of selling at that particular moment. Similarly, trying to buy a significant amount of stock in an illiquid market can drive the price up beyond that which the buyer was willing to pay.

•	Significant information regarding the Company typically has limited impact on our stock price or the level of trading in the stock. For example, we announced on September 22,

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 25, 2012

2010 that Gary Kusumi would be replacing Kevin Callahan as CEO around noon that day. The stock did not trade for the remainder of the day or the next day as well. Other occasions on which there was very limited trading following the release of significant information occurred when we filed our 2010 and 2011 10-K annual reports that accompanied our release of earnings. During the 5 trading days after our release of earnings and filing of our December 31, 2010 10-K and December 31, 2011 10-K, the average daily volume was 4,180 shares, or 0.027% of the outstanding shares, and 4,420 shares, or 0.027% of the outstanding shares, respectively. The day after we released our December 31, 2010 earnings disclosing an $89 million loss for the year and significant reserve strengthening and filed our 10-K (events that all occurred after the prior day’s market close) the Company’s shares did not trade at all.

•	We do not hold any investor calls and we are not followed by any analysts.

Based on the quantitative information of similar control premiums represented in market transactions as well as the qualitative factors outlined above, we believe control premiums of 126% and 204% as of December 31, 2010 and September 30, 2011, respectively, are reasonable given all the unique factors regarding our market capitalization. As such, we believe that it was reasonable that we passed step one of the goodwill impairment test as of December 31, 2010 and September 30, 2011 using discounted cash flows as the primary determinant of fair value and analyzing market capitalization plus a control premium as another data point of corroborating evidence. In future evaluations of goodwill impairment, we will give appropriate consideration to market capitalization.

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The Company specifically acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Michael J. McClure
Michael J. McClure Executive Vice President & Chief Financial Officer Affirmative Insurance Holdings, Inc. 4450 Sojourn Drive, Suite 500 Addison, Texas 75001

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

September 25, 2012

Telephone: (630) 560-7205

Facsimile: (630) 560-7013

E-Mail: michael.mcclure@affirmativeinsurance.com